Exhibit 99(a)(13)

Ron Black Interview: English transcript

Released on November 7, 2008

EuroBusiness Media (EBM) : Wavecom, a leading provider of embedded wireless technology for M2M, that is machine-to-machine, communication, is in the midst of a hostile takeover bid from Gemalto. Ron Black, welcome. You are the CEO of Wavecom. Why is Gemalto, a maker of SIM cards, interested in taking over Wavecom which is in the machine-to-machine communication business ?

Ron Black (RB) : It is a bit confusing, isn’t it ? In fact, even Gemalto’s analysts were a bit confused if you read some of their earlier reports. It becomes a little bit more obvious, however, when you understand that most of Gemalto’s business is associated with telecommunications, in fact, with mobile phones because the SIM cards are put into the mobile phones. It makes up probably 80% of their revenue. This is a very difficult market, you probably know, you’ve seen different things with different companies talking about lots of losses in profits, and maybe even for the first time decline in mobile phones next year. Well, machine-to-machine is the next generation of telecom mobile phones, in fact, that’s what Wavecom specializes in, connecting not people but different machines. And in fact, Wavecom has invented some very very unique technology associated with the SIM cards, called inSIM, where, in fact, you take the SIM cards and you embed them into our products. So we, in fact, have made super SIMs, very programmable, very unique, able to have our unique software work with them. This combination, when put together, makes it very clear that something that Wavecom does is very aligned to Gemalto. And lastly, as you yourself said, the bid was hostile and this is a very unusual situation. It all seems very precipitated to us, especially after only a few preliminary meetings between the two companies.

EBM : Why are you so unfavorable to Gemalto’s bid today ?

RB : Well, we’re not completely unfavourable but clearly the Board feels, and most of the shareholders that I’ve spoken to, that the price is just not consistent with the value that Wavecom brings. Certainly, from Gemalto’s standpoint, as I just described, there is some strategic rationale, but by every single metric that we look at from evaluation, it just does not make sense. Furthermore, with some of the unique features that Wavecom brings to them from a technology standpoint, like the embedded SIM, like our Anyware software technologies that provide absolutely the most fantastic M2M platform for doing different services, we bring something that’s truly unique. Not only that, but in our core business, where certainly the economic environment today is very difficult, we have new design wins in automotive, in metering, in other areas that we think are going to start to kick in next year and show very significant growth.

EBM : How does Wavecom as a stand-alone company intend to create more shareholder value than through a merger with Gemalto ?

RB : Well, there’s a couple of answers to that. The first is that while the market is certainly going through a difficult time right now, we believe fundamentally – and probably so does Gemalto - in the M2M market and that we think we’re going to see very dynamic growth over the medium- to long-term. In addition, as I indicated, with some of the new technologies and customer acquisitions that we have going on, we think that we have built a very very solid design win, design in, pipeline that will start to show in the coming quarters. When you combine this with the fact that we have the additional businesses in software that are just starting to roll out, based on an acquisition that we did earlier this year, we think the future is very very bright. In terms of Gemalto themselves, they’re a good company. They do a lot of very good work, they certainly have the leadership position in SIM, but as an example, we work very very closely with some of their competitors and there’s a lot of benefit when you look in the telecommunications market to not have just one SIM partner, but many SIM partners. And in conclusion, I don’t think there’s a stronger statement that can be made than our Board feeling that Wavecom has all of the human capital, the physical capital, the technology, the customer base, to be able to go along no matter what the future is. And as a result, as our Chairman has said, we really urge shareholders not to tender their shares.

EBM : And lastly, if Gemalto were to increase its bid, how would this change your analysis of the situation ?

RB : Well, Wavecom is a very pragmatic company, our Board is very pragmatic as well. We always focus on shareholder value creation, and a higher price means a lot because these deals are always, always about the price.

EBM : Ron Black, CEO of Wavecom, thank you very much.

RB : Thank you very much for having me.

This interview contains forward-looking statements which are not historical facts. Such forward-looking statements relate to Wavecom’s product pipeline including design wins, the M2M market and Wavecom’s recent acquisitions. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Wavecom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Further risks and uncertainties include, among others, the risk that the future trading price of Wavecom’s stock is likely to be volatile and could be subject to wide price fluctuations; the risk that Wavecom may be unable to secure superior value as a stand-alone company or by pursuing other strategic alternatives; and the risk that stockholder litigation in connection with Gemalto’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.